February 3, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Ring Energy, Inc.

Amendment No. 2 to the Registration Statement on Form S-1 filed September 30, 2013

File No. 333-191483

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the offer and sale by certain selling stockholders of the Company, including their donees, pledgees, transferees or other successors-in-interests (the “Selling Stockholders”), of up to 3,528,580 outstanding shares (the “Resale Shares”) of the Company’s Common Stock.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated January 30, 2014, in connection with Amendment No. 1 to the Registration Statement filed with the Commission on January 24, 2014.

For your convenience, we are providing by courier to Anne Nguyen Parker a courtesy package which includes a copy of this letter and a copy of Amendment No. 2 that has been marked to show changes from Amendment No. 1 to the Registration Statement filed on January 24, 2014.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 2.

Selling Stockholders, page 22

1.	Please revise your tabular disclosure to clearly reflect the shares beneficially owned prior to and following the offering. In that regard, we note that although you disclose that the table has been prepared on the assumption that all resale shares will be sold, the table reflects that shares beneficially owned after the offering are either the same as those owned prior to the offering or increase.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to disclose in Amendment No. 2 the shares beneficially owned prior to and following the offering.

2.	You disclose that your tabular disclosure sets forth information as of January 23, 2014. However, footnote 4 states that the applicable percentage ownership is based on the shares outstanding as of September 18, 2013.

Response: The Company respectfully acknowledges the Staff’s comment. Amendment No. 2 reflects the applicable percentage ownership based on the shares outstanding as of January 30, 2014.

Exhibit 5.1

3.	Please have counsel revise its opinion to remove the assumption included in clause (H) of the fourth paragraph thereof, and to state in the fifth paragraph thereof that the Resale Shares are validly issued, fully paid and non-assessable as such shares are already issued and outstanding.

Response: The Company respectfully acknowledges the Staff’s comment. Exhibit 5.1 to Amendment No. 2 removes the assumption included in clause (H) of the fourth paragraph of Amendment No. 1 to the Registration Statement, and states in the fifth paragraph that the Resale Shares are validly issued, fully paid and non-assessable as such shares are already issued and outstanding.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the courier who has been instructed to wait. If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at (713) 358-1791 or Allison Danna at (713) 358-1748.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

/s/ Burleson LLP
Burleson LLP

cc:	Securities and Exchange Commission

Attn: Karina Dorin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

William R. Broaddrick, Ring Energy, Inc.

Kelly Hoffman, Ring Energy, Inc.

Lloyd T. Rochford, Ring Energy, Inc.

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